Mail Stop 4561

November 30, 2006

Mr. Michael B. Berman
Equity Lifestyle Properties, Inc.
Two North Riverside Plaza
Suite 800
Chicago, IL 60606

> **Re: Equity Lifestyle Properties, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 001-11718**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 2 – Summary of Significant Accounting Policies, pages F-11 – F-15

1. Please tell us what consideration you gave to including your policies related to your Encore Royalty Club disclosed on page 25.

(e) Real Estate, page F-12

2. In your correspondence dated December 10, 2004, under comment 13, you represented that in future filings you would include revised language relating to impairment policies which omitted the term "permanent impairment." In future filings please use the language proposed in your letter or advise.

(h) Investments in Joint Ventures, page F-13

3. We note your disclosure that you have not recognized the excess of the straight-line revenue over cash payments received under your lease with Thousand Trails Operations Holding Company. Please explain to us your basis for not recognizing this revenue. To the extent you have determined that Thousand Trails Operations Holding Company represents a credit risk, tell us the factors that lead to that conclusion. Include in your response the amount of any outstanding current receivable related to the Thousand Trails, the amount of time that receivable has been outstanding, and the allowance that the Company has recorded. Reference is made to SFAS 13, FTB 85-3 and FTB 88-1.

(j) Insurance Claims, page F-13

4. Please tell us how you considered FIN 30 in recognizing gains or losses with respect to hurricane damages and the related insurance claims sustained in 2004. Additionally, please describe your accounting basis for reserving approximately $2.0 in expenditures, and your basis under SFAS 5 for recognizing a receivable from insurance providers of $3.9 million and $5.9 million as of December 31, 2005 and 2004 respectively.

(n) Minority Interests, page F-14

5. Please confirm for us how you calculate the Common OP Unitholders' respective ownership percentage of the Operating Partnership. It appears from your disclosure that you calculate this amount as the number of OP Units held by Common OP Unitholders divided by the total OP Units plus shares of common stock. Explain to us how you determined that shares of common stock should be included in the denominator for purposes of calculating this percentage.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz, Jr.
Senior Staff Accountant